Exhibit 99.1

China Jo-Jo Drugstores Reports Fiscal Year 2024 Financial Results

HANGZHOU, China, July 30, 2024 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (Nasdaq: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced its financial results for the fiscal year ended March 31, 2024.

Mr. Lei Liu, Chairman and CEO of Jo-Jo Drugstores, commented, “We are pleased to present our financial performance for fiscal year 2024, which reflects our commitment to maintaining a resilient business model in a dynamic market. We achieved a significant 42.1% revenue growth in our wholesale business, a result of our dedicated efforts in targeting wholesale buyers with competitively priced product offerings, and leveraging modern wholesale platforms to boost sales. We believe this strategy will benefit us for long-term and sustainable growth. Our dedication to high-quality services and products remains strong. By adopting agile product and pricing strategies, we have successfully navigated a competitive landscape in China’s healthcare market. Looking ahead, we will keep strengthening our competitive advantages to differentiate our business and deliver outstanding results. We plan to actively seek as great growth potential opportunities as possible to strengthen our business, improve our customer experience, and expand our product portfolio to meet evolving customer needs. We will also continue to seize opportunities to facilitate market expansion and remain focused on gaining efficiencies and controlling costs to achieve the accelerated growth. We are deeply committed to contributing to China’s healthcare market and communities we support, and we will continue to create greater value for our shareholders, ensuring that our contributions benefit all our shareholders.”

Fiscal Year 2024 Financial Highlights

	For the Year Ended March 31,
($ millions, except per share data)	2024	2023	% Change
Revenue	154.54	148.81	3.8%
Retail drugstores	75.68	83.35	(9.2)%
Online pharmacy	31.86	32.38	(1.6)%
Wholesale	47.00	33.08	42.1%
Gross profit	31.11	34.28	(9.3)%
Gross margin	20.1%	23.0%	(2.9	)pp
Loss from operations	(3.53)	(20.93)	83.1%
Net loss	(4.23)	(21.14)	80.0%
Loss per share	(2.93)	(41.46)	92.9%

*	Notes: pp represents percentage points

●	Revenue increased by 3.8% to $154.54 million for the fiscal year ended March 31, 2024, from $148.81 million for the same period of last year.

●	Gross profit was $31.11 million for the fiscal year ended March 31, 2024, compared to $34.28 million for the same period of last year.

●	Gross margin was 20.1% for the fiscal year ended March 31, 2024, compared to 23.0% for the same period of last year.

●	Net loss was $4.23 million, or $2.93 per basic and diluted share, for the fiscal year ended March 31, 2024, compared to net loss of $21.14 million, or $41.46 per basic and diluted share, for the same period of last year.

Fiscal Year 2024 Financial Results

Revenue

Revenue increased by $5.73 million, or 3.8%, to $154.54 million for the fiscal year ended March 31, 2024, from $148.81 million for the same period of last year.

	For the Year Ended March 31,
	2024			2023
($ millions)	Revenue	Cost of Goods	Average Gross Margin	Revenue	Cost of Goods	Average Gross Margin
Retail drugstores	75.68	53.06	29.9%	83.35	56.55	32.2%
Online pharmacy	31.86	28.24	11.3%	32.38	28.51	12.0%
Wholesale	47.00	42.13	10.4%	33.08	29.47	10.9%
Total	154.54	123.43	20.1%	148.81	114.53	23.0%

Revenue from the retail drugstores business decreased by $7.67 million, or 9.2%, to $75.68 million for the fiscal year ended March 31, 2024, from $83.35 million for the same period of last year. After excluding the impact of exchange rate fluctuation, the actual retail drugstores sales decreased by 5.0%. The decrease in its retail drugstore sales is primarily due to local consumption cutback, extremely competitive market and the temporary surge of sale in the second half of fiscal 2023, which is nonrecurring and is due to Chinese government’s sanction lift on COVID-19.

Revenue from the online pharmacy business decreased by $0.53 million, or 1.6%, to $31.86 million for the fiscal year ended March 31, 2024, from $32.38 million for the same period of last year. The decrease was primarily caused by a decrease in sales via e-commerce platforms such as JD and Pinduoduo. Because the online prices are transparent, to be competitive in online sales, the Company has to keep low prices. More competitors came into the online retail sales market. As the Company does not have dominating power such as lowest prices or exclusive products, it may not be able to improve its sales significantly in the near future.

Revenue from the wholesale business increased by $13.93 million, or 42.1%, to $47.00 million for the fiscal year ended March 31, 2024, from $33.08 million for the same period of last year. In the year ended March 31, 2024, Online platforms such as Pharmacist Help, Yiyao Help and Yao Help have become popular ways to transact medical products by bulk. The platforms attract a plenty of buyers and sellers, so both parties have extended opportunities to expose themselves. The Company has spent significant efforts in exploring these buyers with certain products at reasonable prices as a result, the Company is able to attract more buyers and promote its sales. The Company believes that selling on the modern wholesale platform may be a new growth point. Therefore, the Company is actively looking for potential acquisition targets with trading platform to strengthen its wholesale business.

Gross profit and gross margin

Total cost of goods sold increased by $8.90 million, or 7.8%, to $123.43 million for the fiscal year ended March 31, 2024, from $114.53 million for the same period of last year. Gross profit decreased by $3.17 million, or 9.3%, to $31.11 million for the fiscal year ended March 31, 2024 from $34.28 million for the same period of last year. Overall gross margin decreased by 2.9 percentage points to 20.1% for the fiscal year ended March 31, 2024, from 23.0% for the same period of last year, due to lower retail drugstores profit margins.

Gross margins for retail drugstores, online pharmacy and wholesale were 29.9%, 11.3%, and 10.4%, respectively, for the fiscal year ended March 31, 2024, compared to gross margins for retail drugstores, online pharmacy and wholesale of 32.2%, 12.0%, and 10.9%, respectively, for the same period of last year.

Loss from operations

Sales and marketing expenses decreased by $1.79 million, or 6.1%, to $27.39 million for the fiscal year ended March 31, 2024 from $29.18 million for the same period of last year. The decrease in selling expenses was primarily due to a decrease in expense related to Normal Nucleic Acid Testing (“NNAT”) as it is no longer requested by local government and a decrease in fee charged by distribution channels resulting from the decrease in retail drugstores and online pharmacy sales.

General and administrative expenses decreased by $8.41 million, or 53.7%, to $7.26 million for the fiscal year ended March 31, 2024 from $15.67 million for the same period of last year. The decrease in general and administrative expenses was primarily due to the decrease in bad debt expense. Such expenses as a percentage of revenue decreased to 4.7% from 10.5% for the same period a year ago. In the year ended March 31, 2024, the Company recorded a reduction of $0.22 million in the allowance account for bad debts as compared to the increase of $7.58 million in the allowance account for bad debts in FY2023.

Loss from operations was $3.53 million for the fiscal year ended March 31, 2024, compared to $20.93 million for the same period of last year. Operating margin was (2.3)% and (14.1)% for the fiscal year ended March 31, 2024 and 2023, respectively.

Net loss

Net loss was $4.23 million, or $2.93 per basic and diluted share for the fiscal year ended March 31, 2024, compared to net loss of $21.14 million, or $41.46 per basic and diluted share for the same period of last year.

Financial Condition

As of March 31, 2024, the Company had cash of $20.15 million, compared to $18.81 million as of March 31, 2023. Net cash used in operating activities was $3.16 million for the fiscal year ended March 31, 2024, compared to $3.28 million for the same period of last year. The change is primarily attributable to an increase in net income of $16.90 million, an increase in accounts receivable of $0.73 million, an increase in cash provided by accounts payable of $4.24 million and an increase in cash provided by other payables and accrued liabilities of $2.21 million, offset by a decrease in bad debt direct write-off and provision of $6.79 million, a decrease in inventories and biological assets of $1.18 million and a decrease in stock compensation of $10.36 million. Net cash used in investing activities was $2.04 million for the fiscal year ended March 31, 2024, compared to $0.32 million for the same period of last year. The change is primarily attributable to investment in a joint venture and purchases of long-term assets. Net cash provided by financing activities was $8.00 million for the fiscal year ended March 31, 2024, compared to $2.37 million for the same period of last year. The change is primarily due to notes payable and proceeds from short-term bank loan.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao

Chief Financial Officer

+86-571-88077108

frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-646-932-7242

investors@ascent-ir.com

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,149,806	$18,807,936
Restricted cash	12,724,365	12,762,708
Trade accounts receivables	15,824,103	14,119,606
Inventories	16,248,373	15,309,100
Other receivables, net	2,938,049	2,725,015
Advances to suppliers	914,776	142,417
Due from related parties	313,346	-
Other current assets	569,544	616,008
Total current assets	69,682,362	64,482,790

OTHER ASSETS
Property and equipment, net	4,906,589	5,100,264
Long-term investment	1,195,261	1,772,072
Farmland assets	634,153	666,721
Long-term deposits	1,119,006	1,038,125
Other noncurrent assets	682,437	790,056
Operating lease right-of-use assets	13,827,360	13,924,826
Intangible assets, net	3,009,922	3,195,748
Total other assets	25,374,728	26,487,812
Total assets	$95,057,090	$90,970,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loan payable	$276,997	$-
Accounts payable	31,630,131	26,990,250
Notes payable	31,676,335	29,255,776
Other payables	2,493,482	1,314,919
Due to related parties	1,833,509	683,560
Customer deposits	518,241	695,931
Taxes payable	682,239	1,706,909
Accrued liabilities	386,395	756,516
Current portion of operating lease liabilities	4,862,766	5,131,373
Total current liabilities	74,360,095	66,535,234

Long-term operating lease liabilities	6,403,858	7,768,216
Total liabilities	80,763,953	74,303,450

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares; $0.24 par value; 150,000,000 shares authorized; 1,743,362 and 1,184,861 shares issued and outstanding as of March 31, 2024 and 2023, respectively	418,407	284,367
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2024 and 2023	-	-
Additional paid-in capital	86,413,978	83,958,418
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(73,507,246)	(69,273,018)
Accumulated other comprehensive income	1,005,762	1,735,135
Total shareholders’ equity attributed to China Jo-Jo	15,640,010	18,014,011
Noncontrolling interests	(1,346,873)	(1,346,859)
Total shareholders’ equity	14,293,137	16,667,152
Total liabilities and shareholders’ equity	$95,057,090	$90,970,602

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2024	2023	2022
REVENUES, NET	$154,541,077	$148,811,976	$164,392,555

COST OF GOODS SOLD	123,432,529	114,531,512	127,873,515

GROSS PROFIT	31,108,548	34,280,464	36,519,040

SELLING EXPENSES	27,385,587	29,177,163	30,876,959
GENERAL AND ADMINISTRATIVE EXPENSES	7,257,524	15,668,684	8,187,176
STOCK BASED COMPENSATION	-	10,360,000	-
IMPAIRMENT OF LONG-LIVED ASSETS	-	-	148,795
TOTAL OPERATING EXPENSES	34,643,111	55,205,847	39,212,930

LOSS FROM OPERATIONS	(3,534,563)	(20,925,383)	(2,693,890)

OTHER INCOME (EXPENSES):
INTEREST INCOME	516,637	883,908	401,921
INTEREST EXPENSE	(13,604)	(65,854)	(262,218)
INVESTMENT LOSS	(1,607,537)	(2,316,994)	-
OTHER INCOME (EXPENSES)	467,687	1,680,087	455,547

LOSS BEFORE INCOME TAXES	(4,171,380)	(20,744,236)	(2,098,640)

PROVISION FOR INCOME TAXES	62,862	394,541	1,099,726

NET LOSS	(4,234,242)	(21,138,777)	(3,198,366)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(14)	(252)	(6,247)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(4,234,228)	(21,138,525)	(3,192,119)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(729,373)	(2,617,857)	1,534,807

COMPREHENSIVE LOSS	(4,963,615)	(23,756,634)	(1,663,559)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	1,444,263	509,828	173,966
Diluted	1,444,263	509,828	173,966

LOSS PER SHARE:
Basic	$(2.93)	$(41.46)	$(18.35)
Diluted	$(2.93)	$(41.46)	$(18.35)

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,234,242)	$(21,138,777)	$(3,198,366)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	790,449	718,002	1,256,491
Bad debt direct write-off and provision and reversal	(249,257)	7,579,886	939,720
Amortization of right-of-use assets	4,594,172	-	-
Loss from disposal of property and equipment	107,251	-	-
Impairment of long lived assets	-	-	148,795
Share-based compensation	-	10,360,000	-
Investment loss	1,607,537	2,316,994	-
Change in operating assets and liabilities:
Accounts receivable	(1,804,440)	(2,531,755)	(2,657,283)
Notes receivable	19,943	(20,861)	40,260
Inventories and biological assets	(1,699,621)	(522,550)	1,523,098
Other receivables	(672,830)	(958,671)	(1,927,692)
Advances to suppliers	(839,221)	201,984	(171,783)
Long term deposit	(132,568)	589,653	(159,508)
Other current assets	19,076	331,426	376,134
Other noncurrent assets	69,539	(30,483)	62,394
Amount due from related parties	(317,828)	-	-
Accounts payable	6,002,186	1,765,488	(3,558,050)
Other payables and accrued liabilities	868,975	(1,341,447)	99,132
Customer deposits	(144,761)	(1,035,456)	678,601
Taxes payable	(948,277)	433,054	1,162,084
Operating lease liabilities	(6,191,522)	-	-
Net cash used in operating activities	(3,155,439)	(3,283,513)	(5,385,973)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and building	(330,677)	(118,272)	(89,960)
Investment in a joint venture	(1,116,212)	(4,379)	-
Purchases of intangible assets	(66,973)	(12,774)	(7,012)
Additions to leasehold improvements	(525,988)	(180,672)	(209,166)
Net cash used in investing activities	(2,039,850)	(316,097)	(306,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	1,116,212	-	-
Repayment of short-term bank loan	(837,159)	-	(779,059)
Repayment of third parties loan	-	(1,811,558)	(2,613,965)
Proceeds from notes payable	56,875,403	57,965,013	65,370,181
Repayment of notes payable	(52,997,171)	(60,273,598)	(57,829,269)
Proceeds from issuance of shares and warrants in private placements	2,589,600	7,325,000	-
Proceeds from other payable-related parties	1,257,406	43,785	689,010
Repayment of other payable-related parties	-	(882,486)
Net cash provided by financing activities	8,004,291	2,366,156	4,836,898

EFFECT OF EXCHANGE RATE ON CASH	(1,505,475)	(2,535,479)	1,522,146

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	1,303,527	(3,768,933)	666,933
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	31,570,644	35,339,577	34,672,644
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$32,874,171	$31,570,644	$35,339,577

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$149,023	$63,668	$3,955
Cash paid for interest	13,604	64,943	262,218

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$-	$135,118	$-